UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Net Element, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

64111R 102
(CUSIP Number)

Mike Zoi
4100 NE 2nd Ave, Suite 302
Miami, FL 33137
(305) 588-0122
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2014 & October 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons Mike Zoi
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 144 (See Item 5)
	8)	Shared Voting Power 6,538,688 (See Item 5)
	9)	Sole Dispositive Power 144 (See Item 5)
	10)	Shared Dispositive Power 6,538,688 (See Item 5)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,538,688 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 14.34%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons TGR Capital, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 3,659,171 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 3,659,171 (See Item 5)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,659,171 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 8.02%
14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons MZ Capital LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 1,102,029 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 1,102,029(See Item 5)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,102,029 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 2.42%
14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons MTZ Fund, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 1,777,344 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 1,777,344 (See Item 5)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,777,344 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 3.90%
14)	Type of Reporting Person (See Instructions) OO

PRELIMINARY STATEMENT:

This Amendment No. 3 amends the Schedule 13D filed by Mike Zoi, Enerfund, LLC, a Florida limited liability company (“Enerfund”), TGR Capital, LLC, a Florida limited liability company (“TGR”), and MZ Capital LLC, a Delaware limited liability company (“MZ Delaware”), with the Securities and Exchange Commission on October 12, 2012, as previously amended (as amended, the “Schedule 13D”), relating to the Common Stock, par value $0.0001 per share (“Common Stock”), of Net Element, Inc. (formerly known as Net Element International, Inc.), a Delaware corporation (the “Issuer”).

This Amendment No. 3 is being filed by the Reporting Persons (i) to amend the number of shares beneficially owned by the Reporting Persons from 15,673,726 to 6,538,688, and (ii) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.0001 per share (“Common Stock”), of Issuer. The address of the principal executive offices of the Issuer is 3363 NE 163rd Street, Suite 705, North Miami Beach, Florida 33160.

Item 2.	Identity and Background

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is being jointly filed by Mike Zoi, TGR, MZ Delaware and MTZ Fund, LLC, a Delaware limited liability company (“MTZ Fund”) (collectively, the “Reporting Persons”). Mike Zoi is the manager of each of TGR, MZ Delaware and MTZ Fund.

(b) The principal business address of each of Mike Zoi, TGR, MZ Delaware and MTZ Fund is 4100 NE 2nd Ave, Suite 302, Miami, Florida 33137.

(c) The present principal occupation of Mike Zoi is investing his personal funds and funds held by TGR, MZ Delaware, MTZ Fund and other entities controlled by Mr. Zoi. The present principal business of each of TGR, MZ Delaware and MTZ Fund is to make, hold and dispose of investments.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mike Zoi is a citizen of the United States of America. TGR is a limited liability company organized under the laws of the State of Florida. MZ Delaware is a limited liability company organized under the laws of the State of Delaware. MTZ Fund is a limited liability company organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by the addition of the following:

Previously, Enerfund (controlled by Mike Zoi) transferred all of its shares of Common Stock of the Issuer to TGR (also controlled by Mike Zoi) as a gift in connection with estate planning and not as part of an offering or sale of securities.

TGR Capital sold the following shares on the following dates on the open market: (i) 113,495 shares of Common Stock at a price of $2.6293 on September 16, 2014; (ii) 1,000,000 shares of Common Stock at a price $3.7288 on September 17, 2014; (iii) 920,861 shares of Common Stock at a price of $3.2162 on September 17, 2014; (iv) 461,590 shares of Common Stock at a price of $3.1211 on September 18, 2014; (v) 427,380 shares of Common Stock at a price of $3.0619 on September 22, 2014. On September 22, 2014, MZ Delaware sold 46,409 shares of Common Stock at a price of $3.0016 on the open market.

On September 30, 2014 and October 6, 2014, respectively, the Reporting Persons effectuated the following transfers pursuant to the agreements described below: (1) TGR transferred 1,377,879 shares of Common Stock to K 1 Holding Limited, a company organized and existing under the laws of the British Virgin Islands; and (2) TGR transferred 4,538,737 shares of Common Stock to Beno Distribution, Ltd., a company organized and existing under the laws of the British Virgin Islands (“Beno”).

On December 5, 2013, K 1 Holding Limited entered into a Letter Agreement (the “K 1 Agreement”) with the Issuer and TGR.  Pursuant to the K 1 Agreement, TGR agreed, subject to certain conditions precedent which conditions were satisfied prior to the transfer by TGR of the Common Stock to K 1 Holding, to transfer to K 1 Holding 1,377,879 shares of Common Stock of the Issuer.  The consideration for such shares was the agreement by K 1 Holding to lend $2,000,000 to the Issuer and to provide certain consulting services to the Issuer.

On June 10, 2014, Beno entered into a Letter Agreement (the “Beno Agreement”) with the Issuer, Mike Zoi, TGR and MTZ Fund.  Pursuant to the Beno Agreement, TGR agreed, subject to certain conditions precedent which conditions were satisfied prior to the transfer by TGR of the Common Stock to Beno, to transfer to Beno 4,538,737 shares of Common Stock of the Issuer.  The consideration for such shares was the agreement by the Issuer, in consideration for Mike Zoi’s resignation as director and/or officer of the Issuer and any of its affiliates, to cause all of the shares of the Issuer common stock held by each of TGR and its affiliates to be registered.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

The information contained in Item 3 above is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)              As of October 10, 2014, Mike Zoi beneficially owned 6,538,688 shares of Common Stock of the Issuer, which represented 14.34% of the Issuer's outstanding Common Stock based on 45,607,111 shares of Common Stock outstanding as of October 10, 2014. Such shares of Common Stock consist of: (i) 144 shares of Common Stock owned directly by Mr. Zoi; (ii) 3,659,171 shares of Common Stock indirectly owned by Mr. Zoi through TGR; (iii) 1,102,029 shares of Common Stock indirectly owned by Mr. Zoi through MZ Delaware; and (iv) 1,777,344 shares of Common Stock indirectly owned by Mr. Zoi through MTZ Fund. Mike Zoi has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 144 shares of Common Stock owned directly by him. Mike Zoi has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 6,538,688 shares of Common Stock, as further described below. As the manager of each of TGR, MZ Delaware and MTZ Fund, Mike Zoi shares with each of those entities the power to vote or direct the vote of, and to dispose or direct the disposition of, the respective shares of Common Stock beneficially owned by each of those entities. In addition Mike Zoi and Dmitry Kozko have agreed to vote their shares in the Issuer in favor of James Caan as a director of the Issuer, and, as a result, Mr. Zoi is deemed to have beneficial ownership of all of the shares of Common Stock beneficially owned by Mr. Kozko. As of March 31, 2014, Dmitry Kozko beneficially owned 1,243,67 shares of Common Stock of the Issuer. Mr. Zoi has no power to dispose or direct the disposition of, and, except to the extent provided in such agreement, no power to vote or direct the vote of, any securities beneficially owned by Dmitry Kozko.

As of October 10, 2014, TGR beneficially owned 3,659,171 shares of Common Stock of the Issuer, which represented 8.02% of the Issuer's outstanding Common Stock based on 45,607,111 shares of Common Stock outstanding as of October 10, 2014. TGR has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. TGR has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 3,659,171 shares of Common Stock, as further described below. TGR shares with its manager, Mike Zoi, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by it.

As of October 10, 2014, MZ Delaware beneficially owned 1,102,029 shares of Common Stock of the Issuer, which represented 2.42% of the Issuer's outstanding Common Stock based on 45,607,111 shares of Common Stock outstanding as of October 10, 2014. MZ Delaware has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. MZ Delaware has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 1,102,029 shares of Common Stock, as further described below. MZ Delaware shares with its manager, Mike Zoi, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by it.

As of October 10, 2014, MTZ Fund beneficially owned 1,777,344 shares of Common Stock of the Issuer, which represented 3.90% of the Issuer's outstanding Common Stock based on 45,607,111 shares of Common Stock outstanding as of October 10, 2014. MTZ Fund has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. MTZ Fund has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 1,777,344 shares of Common Stock, as further described below. MTZ Fund shares with its manager, Mike Zoi, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by it.

(b)               The disclosures contained in Item 5(a) above are incorporated herein by this reference.

(c)               No transactions in the Issuer's Common Stock have been effected by the Reporting Persons during the period from August 11, 2014 through October 10, 2014 except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by this reference.

(d)               Not applicable.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 3 above is incorporated herein by this reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.4	Joint Filing Agreement, dated October 10, 2014, by and among Mike Zoi, TGR Capital, LLC, MZ Capital LLC (Delaware), and MTZ Fund, LLC

99.5	Letter Agreement, dated as of June 10, 2014, among Beno Distribution, Ltd., Net Element, Inc., Mike Zoi, TGR Capital, LLC, and MTZ Fund, LLC

99.6	Letter Agreement, dated as of December 5, 2013, among K 1 Holding Limited, Net Element, Inc., and TGR Capital, LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2014	/s/ Mike Zoi
Date	Mike Zoi

TGR CAPITAL, LLC
October 10, 2014	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager

MZ CAPITAL LLC (Delaware)
October 10, 2014	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager

MTZ FUND, LLC
October 10, 2014	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description
99.4	Joint Filing Agreement, dated October 10, 2014, by and among Mike Zoi, TGR Capital, LLC, MZ Capital LLC (Delaware), and MTZ Fund, LLC

99.5	Letter Agreement, dated as of June 10, 2014, among Beno Distribution, Ltd., Net Element, Inc., Mike Zoi, TGR Capital, LLC, and MTZ Fund, LLC

99.6	Letter Agreement, dated as of December 5, 2013, among K 1 Holding Limited, Net Element, Inc., and TGR Capital, LLC